

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Larry Wu
Chief Executive Officer
GigaCloud Technology Inc.
Unit A, 12/F, Shun Ho Tower
24-30 Ice House Street
Central
Hong Kong

>   **Re: GigaCloud Technology Inc.**
>   **Amendment No. 7 to Draft Registration Statement on Form F-1**
>   **Submitted June 10, 2022**
>   **CIK No. 0001857816**

Dear Mr. Wu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted June 10, 2022

Cover Page

1. We note your amended disclosure in response to comment 2. Please include similar disclosure relating to potential limitations on the ability to transfer or distribute cash within the organization and to fund outside operations in your summary risk factors, and provide a cross-reference here to your discussion in your summary risk factors section.

Risk Factors
Risks Related to Our Business and Industry
Our failure or the failure of third-party service providers to protect our marketplace, networks
and systems against security breaches..., page 40

2.   We note your amended disclosure in response to comment 8. Please expand the
        discussion of the measures you have taken to mitigate cybersecurity risks to include
        measures you have taken to mitigate cybersecurity risks in your supply chain based on
        third-party products, software, services, and business. To the extent you have not taken
        any measures to mitigate such risks, please revise to state as much.

General

3.   We note your revised disclosure in response to comment 7. Where you provide disclosure
        in response to our comments, please revise your reference to "mainland China" as it
        suggests the exclusion of other regions, such as Macau and Hong Kong.

        Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792
with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Benjamin Su